                       GOLDMAN SACHS CREDIT PARTNERS L.P.
                                 85 Broad Street
                            New York, New York 10004






PERSONAL AND CONFIDENTIAL



April 4, 1999

United Rentals (North America), Inc.
Four Greenwich Office Park
Greenwich, CT  06830
Attention: Bradley S. Jacobs
           Chairman and Chief Executive Officer

Ladies and Gentlemen:

We are pleased to confirm the arrangements under which Goldman Sachs Credit Partners L.P. ("GSCP") is exclusively authorized by United Rentals (North America), Inc. (the "COMPANY"), a direct, wholly owned subsidiary of United Rentals, Inc., a publicly-held corporation (the "PARENT"), to act as sole Lead Arranger and sole Syndication Agent in connection with, and commits to provide the financing for, certain loans described herein, in each case on the terms and subject to the conditions set forth in this letter, the attached Annex A and the attached Annex B (together, the "COMMITMENT LETTER").

As we understand the transaction, the Parent will organize a single-purpose, wholly-owned subsidiary (the "PURCHASER") that will offer to acquire through a tender offer (the "TENDER OFFER") for $22.75 in cash per share all of the shares of the outstanding common stock (the "TARGET STOCK") of a publicly-held Delaware corporation code-named "Alpha" (the "TARGET"), but in any event not less than sufficient shares of Target Stock to enable the Purchaser, voting without any other shareholders of the Target, to approve a merger of the Purchaser with the Target. As promptly as practicable after the closing of the Tender Offer, the Purchaser (or a subsidiary of the Purchaser) will consummate a merger with the Target in which the Target will be the surviving corporation (the "SURVIVING CORPORATION") and the Surviving Corporation will then immediately merge with the Company (collectively, the "MERGER").

The Company intends to establish a single credit facility to consist of up to $400 million under a senior secured term loan A facility (the "TERM LOAN A FACILITY"), up to $1.0 billion under a senior secured term loan B facility (the "TERM LOAN B FACILITY" and, together with the Term Loan A Facility, the "TERM FACILITIES") and up to $600 million under a senior secured revolving credit facility (the "REVOLVING FACILITY" and, together with the Term Facilities, the "FACILITIES"). The proceeds from the Term Facilities are expected to be used to finance the Tender Offer, refinance certain existing debt of the Company and the Target and pay transaction costs. Up to the amount that you and we have previously discussed of the proceeds from the Revolving Facility are expected to be used to provide working capital; the remaining amounts available under the Revolving Facility are expected to be used to finance the Merger and provide working capital and for general corporate purposes.

GSCP is pleased to confirm its commitment to provide the Company the full $2.0 billion of the Facilities and to act as sole Lead Arranger to provide the Company with structuring advice in connection with the Facilities and as sole Syndication Agent to provide the Company with syndication advice in connection with the Facilities, in each case on the terms and subject to the conditions contained in this Commitment Letter. Our fees for such services are set forth in a separate fee letter (the "FEE LETTER") entered into by the Company and GSCP on the date hereof.

GSCP's commitment is subject, in its discretion, to the following conditions:
(i) there shall not have been, since the date of the most recent audited financial statements of the Parent, the Company or the Target furnished by the Company to GSCP, any change in the capital stock or long-term debt of the Parent, the Company or the Target and their subsidiaries or any adverse change in or affecting the general affairs, management, prospects, financial position, stockholders' equity or results of operations of the Parent, the Company or the Target and their respective subsidiaries, taken as a whole, or (ii) there shall not have been any disruption or adverse change in the financial or capital markets generally as set forth in Section 14(d)(i) of the Offer to Purchase (as defined in Annex B hereto), or in the market for debt securities or loan syndications in particular, which in any such case under clause (i) or (ii) GSCP, in its reasonable judgment, deems material and adverse (it being understood that the issuance by the Company or the Parent since such date of $250 million in subordinated notes, 2.3 million shares of common stock and, from time to time, common stock pursuant to existing stock options does not constitute any such material adverse change or development). GSCP's commitment is also subject, in its discretion, to the satisfactory negotiation, execution and delivery of appropriate loan documents relating to the Facilities, including, without limitation, a credit agreement, guaranties, security agreements, pledge agreements, opinions of counsel and other related definitive documents (collectively, the "LOAN DOCUMENTS") to be based upon and substantially consistent with the terms set forth in this Commitment Letter.

The terms of this Commitment Letter are intended as an outline of certain of the material terms of the Facilities, but do not include all of the terms, conditions, covenants, representations, warranties, default clauses and other provisions that will be contained in the Loan Documents. The Loan Documents shall include, in addition, provisions that are customary or typical for financings of this type and other provisions that GSCP may reasonably determine to be appropriate in the context of the proposed transactions.

GSCP intends and reserves the right to syndicate the Facilities to the Lenders (as defined in the attached Annex B). GSCP shall select the Lenders in consultation with the Company with the Company's consent, not to be unreasonably withheld. GSCP will identify a Lender acceptable to the Company to act as collateral agent and administrative agent for the Lenders (the "ADMINISTRATIVE


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                                      -3-



AGENT"). GSCP will lead the syndication, including determining the timing of all offers to potential Lenders, any title of agent or similar designations awarded to any Lender and the acceptance of commitments, the amounts offered and the compensation provided to each Lender from the amounts to be paid to GSCP pursuant to the terms of this Commitment Letter and the Fee Letter (it being understood that the only fees payable to the Lenders are the fees specified in this Commitment Letter and the Fee Letter). GSCP will determine the final commitment allocations and will notify the Company of such determinations. To ensure an orderly and effective syndication of the Facilities, you agree that, until the later of the termination of the syndication as determined by GSCP (but in any event not later than 180 days following the date of the initial funding under the Facilities) and 90 days following the date of initial funding under the Facilities, you will not, and will not permit any of your affiliates to, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt facility or debt security of the Parent or the Company or any of its subsidiaries (other than operating leases, sale-leaseback transactions currently in process or presently contemplated, debt issued to sellers in connection with acquisitions and the Facilities and other indebtedness contemplated hereby), including any renewals or refinancings of any existing debt facility or debt security, without the prior written consent of GSCP. Nothing in the immediately preceding sentence shall prohibit any borrowings or drawings under existing credit facilities. You also agree that GSCP shall be entitled, but not obligated, after consultation with you, to change the pricing and/or allocation among tranches of the Facilities if GSCP determines in its discretion that such changes are advisable to insure the successful syndication of all of the Facilities; provided that the total amount of the Facilities remains unchanged and provided further that, if the general syndication shall not have been completed as of the closing of the Facilities, the provisions of this sentence shall survive the closing of the Facilities until the general syndication has been completed and, if the general syndication shall have been completed as of the closing of the Facilities, the provisions of this sentence shall not survive the closing of the Facilities.

The Company agrees to cooperate with GSCP in connection with (i) the preparation of an information package regarding the business, operations and prospects of the Parent, the Company and the Target, including, without limitation, the delivery of all information relating to the transactions contemplated hereunder prepared by or on behalf of the Company deemed reasonably necessary by GSCP to complete the syndication of the Facilities and (ii) the presentation of such information package in bank meetings and other communications with prospective Lenders in connection with the syndication of the Facilities. The Company shall be solely responsible for the contents of any such information package and presentation and acknowledges that GSCP will be using and relying upon the information contained in such information package and presentation without independent verification thereof. In addition, the Company represents and covenants that (a) all information, other than Projections (as defined below), provided directly or indirectly by the Company to GSCP or the Lenders in connection with the transactions contemplated hereunder is and will be complete and correct in all material respects (in the case of information relating to the Target, to the best of the Company's knowledge) and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading (in the case of information relating to the Target, to the best of the Company's knowledge) and (b) all financial projections concerning the Parent, the Company and the Target and their respective subsidiaries that have been or are hereafter made available to GSCP or the Lenders by the Company or any of its representatives (or on its or their behalf) (the "PROJECTIONS") have been or will be prepared in good faith based upon reasonable assumptions.

In connection with arrangements such as this, it is our firm policy to receive indemnification. The Company agrees to the provisions with respect to our indemnity and other matters set forth in Annex A which is incorporated by reference into this Commitment Letter.

Please note that this Commitment Letter, the Fee Letter and any written or oral advice provided by GSCP in connection with this arrangement is exclusively for the information of the Board of Directors and senior management of the Company and may not be disclosed to any third party or circulated or referred to publicly without our prior written consent, except, after providing written notice to Goldman Sachs, pursuant to a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee. In addition, we hereby consent to your disclosure of (i) such advice to your officers, directors, agents and advisors who are directly involved in the consideration of the Facilities to the extent such persons are obligated to hold such advice in confidence and (ii) upon your acceptance of this Commitment Letter and the Fee Letter, this Commitment Letter (but not the Fee Letter) or the information contained herein (but not in the Fee Letter) to the Target and its advisors in connection with the Tender Offer. In addition, to the extent the Company seeks to disclose this Commitment Letter or the information contained herein in any filing required to be made under the federal securities laws or in any public announcement in connection with the Tender Offer, we will not unreasonably withhold our consent thereto so long as we have approved in advance the text of any such disclosure.

As you know, GSCP may from time to time effect transactions, for its own account or the account of customers, and hold positions in loans or options on loans of the Parent, the Company and the Target, and other companies that may be the subject of this arrangement. In addition, Goldman, Sachs & Co. is a full service securities firm and as such may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of the Parent, the Company, the Target and other companies that may be the subject of this arrangement. In addition, GSCP may employ the services of its affiliates in providing certain services hereunder and may exchange with such affiliates information concerning the Parent, the Company, the Target and other companies that may be the subject of this arrangement, and such affiliates shall be entitled to the benefits afforded to GSCP hereunder.

GSCP's commitment hereunder shall terminate on September 30, 1999 unless the closing of the Facilities, on the terms and subject to the conditions contained herein, shall have been consummated.

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                                      -5-








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                                      -6-


Please confirm that the foregoing is in accordance with your understanding by signing and returning to GSCP the enclosed copy of this Commitment Letter, together, if not previously executed and delivered, with the Fee Letter, on or before the close of business on April 12, 1999, whereupon this Commitment Letter and the Fee Letter shall become binding agreements between us. If not signed and returned as described in the preceding sentence by such date, this offer will terminate on such date. We look forward to working with you on this assignment.


Very truly yours,

GOLDMAN SACHS CREDIT PARTNERS L.P.


By:
   -------------------------
     Authorized Signatory


                                          ACCEPTED AS OF THE DATE ABOVE:
                                          UNITED RENTALS (NORTH AMERICA), INC.


                                        By:
                                           -----------------------------------
                                           Name:
                                           Title:

                                     Annex A


In the event that GSCP becomes involved in any capacity in any action, proceeding or investigation brought by or against any person, including stockholders of the Company, in connection with or as a result of either this arrangement or any matter referred to in this Commitment Letter or the Fee Letter (together, the "Letters"), the Company periodically will reimburse GSCP for its legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. The Company also will indemnify and hold GSCP harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of either this arrangement or any matter referred to in the Letters, except to the extent that any such loss, claim, damage or liability results from the gross negligence or bad faith of GSCP in performing the services that are the subject of the Letters. If for any reason the foregoing indemnification is unavailable to GSCP or insufficient to hold it harmless, then the Company shall contribute to the amount paid or payable by GSCP as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of the Company and stockholders on the one hand and GSCP on the other hand in the matters contemplated by the Letters as well as the relative fault of the Company and GSCP with respect to such loss, claim, damage or liability and any other relevant equitable considerations. The reimbursement, indemnity and contribution obligations of the Company under this paragraph shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to any affiliate of GSCP and the partners, directors, agents, employees and controlling persons (if any), as the case may be, of GSCP and any such affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, GSCP, any such affiliate and any such person. The Company also agrees that neither GSCP nor any of such affiliates, partners, directors, agents, employees or controlling persons shall have any liability to the Company, any person asserting claims on behalf of or in right of the Company or any other person in connection with or as a result of either this arrangement or any matter referred to in the Letters except to the extent that any losses, claims, damages, liabilities or expenses incurred by the Company result from the gross negligence or bad faith of GSCP in performing the services that are the subject of the Letters. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of either this arrangement or any matter referred to in the Letters is hereby waived by the parties hereto. The provisions of this Annex A shall survive any termination or completion of the arrangement provided by the Letters, and this Commitment Letter shall be governed by and construed in accordance with the laws of the State of New York.

                                     ANNEX B

                      UNITED RENTALS (NORTH AMERICA), INC.

                SUMMARY OF TERMS AND CONDITIONS OF THE FACILITIES


This Summary of Terms and Conditions outlines certain terms of the Facilities referred to in the Commitment Letter, of which this Annex B is a part. Certain capitalized terms used herein are defined in the Commitment Letter.


BORROWER:               United Rentals (North America), Inc. (the "COMPANY"), a
                        direct, wholly owned subsidiary of United Rentals, Inc.
                        (the "PARENT").


GUARANTORS:             The Parent and each of its subsidiaries (other than the
                        Company and, prior to the Merger, the Target and its subsidiaries and other than any subsidiary that is a "controlled foreign corporation" (a "CFC") under Section
                        957 of the Internal Revenue Code) shall guaranty (the
                        "GUARANTEE") all obligations under the Facilities.


PURPOSE/USE OF          To finance the Tender Offer and the Merger, to refinance
PROCEEDS:               certain existing debt of the Company, the Target and
                        their respective subsidiaries, to pay transaction costs, to provide working capital and for general corporate purposes.


SOLE LEADER             Goldman Sachs Credit Partners L.P. (in such capacity,
ARRANGER AND SOLE       the "ARRANGER").
SYNDICATION AGENT:


ADMINISTRATIVE          A Lender to be identified by GSCP and acceptable to the
AGENT:                  Company (such Lender, in such capacity, the
                        "ADMINISTRATIVE AGENT").



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                                      -2-



LENDERS: GSCP and/or other financial institutions selected by GSCP in consultation with the Company and subject to the Company's consent (each a "LENDER" and collectively, the "LENDERS").

AMOUNT OF SENIOR        Up to $2.0 billion of senior bank financing (the
FACILITIES:             "FACILITIES") to include:






                                 (i) $400 million senior term loan A facility (the "TERM LOAN A FACILITY");


                                (ii) $1.0 billion senior term loan B facility (the "TERM LOAN B FACILITY" and, together with the Term Loan A Facility, the "TERM FACILITIES"); and


                                 (iii) $600 million senior revolving credit
                                       facility (the "REVOLVING FACILITY").

                        GSCP reserves the right to reapportion the relative amounts of the Facilities; provided, however, that the aggregate amount of the Facilities taken together shall remain unchanged.


MATURITIES:            Term Loan A Facility:      5 years from the Closing Date.
----------

                       Term Loan B Facility:      7 years from the Closing Date.

                       Revolving Facility:        5 years from the Closing Date.


CLOSING DATE:          The date on or before September 30, 1999 on which the
------------           initial borrowings under the Facilities are made.



AMORTIZATION:          Term Loan A Facility:      Increasing over the term of
                                                  the Facilities in amounts to
                                                  be determined but in any event
                                                  not to exceed the following
                                                  amounts (expressed as a
                                                  percentage of the Term Loan A
                                                  Facility) during the following
                                                  years:

                                                Year             Percentage

                                                   1                    0%
                                                   2                   10%
                                                   3                   20%
                                                   4                   30%

                       Term Loan B Facility:      Amounts to be determined, with
                                                  de minimis amounts during the
                                                  first 5 years after the
                                                  Closing Date.

                       Revolving Facility:        Fully revolving until 5 years
                                                  from the Closing Date.

LETTERS OF CREDIT:     At the Company's option, a portion of the Revolving
                       Facility in an amount to be agreed will be made available for the issuance of letters of credit ("LETTERS OF
                       CREDIT").


INTEREST RATE:         All amounts outstanding under the Facilities shall bear
                       interest, at the Company's option, as follows:

                       (1) A. For the six-month period commencing on the
                              Closing Date, with respect to loans made under the Term Loan A Facility and the Revolving Facility:

                              (i) at the Base Rate plus 1.00% per annum; or

                              (ii) at the reserve adjusted Eurodollar Rate plus
                                   2.00% per annum.

                           B. For the one-year period commencing on the Closing
                              Date, with respect to loans made under the Term Loan B Facility:

                              (i)    at the Base Rate plus 1.50% per annum; or


                              (ii) at the reserve adjusted Eurodollar Rate plus 2.50% per annum; and

                        (2) thereafter, at margins above the Base Rate or the reserve adjusted Eurodollar Rate as specified on the pricing grid attached hereto as Schedule I.

                        As used herein, the terms "Base Rate" and "reserve adjusted Eurodollar Rate" shall have meanings customary and appropriate for financings of this type, and the basis for calculating accrued interest and the interest periods for loans bearing interest at the reserve adjusted Eurodollar Rate shall be customary and appropriate for financings of this type. Interest on outstanding amounts following an Event of Default shall accrue at a rate equal to the rate on loans bearing interest at the rate determined by reference to the Base Rate plus an additional two percentage points (2.00%) per annum and shall be payable on demand.


INTEREST PAYMENTS:      Quarterly for loans bearing interest with reference to
                        the Base Rate; on the last day of selected interest periods (which shall be one, two, three and six months) for loans bearing interest with reference to the reserve adjusted Eurodollar Rate (and at the end of every three months, in the case of interest periods of longer than three months); and upon prepayment, in each case payable in arrears and computed on the basis of, in the case of Base Rate loans, a 365-day year, and, in all other cases, a 360-day year.


INTEREST RATE           Within 30 days after the date of consummation of the
PROTECTION:             Merger, the Company will obtain interest rate protection
                        through interest rate swaps, caps or other agreements satisfactory to the Arranger and the Administrative
                        Agent against increases in the interest rates with respect to a notional amount equal to not less than 50% of total debt for a period to be agreed.





FUNDING PROTECTION:     Customary for transactions of this type, including
                        breakage costs, gross-up for withholding, compensation for increased costs and compliance with capital adequacy and other regulatory restrictions.




COMMITMENT FEES:        Commitment fees based on the daily average unused
                        portion of the Revolving Facility (reduced by the amount of letters of credit issued and outstanding) shall accrue from the Closing Date and shall be payable quarterly in arrears on the unused portion of the Revolving Facility at a rate per annum equal to (a) until the 6-month anniversary of the Closing Date, 0.50% per annum, and (b) following the 6-month anniversary of the Closing Date, a percentage per annum as specified on the pricing grid attached hereto as Schedule I.

LETTERS OF CREDIT       A fee at a percentage per annum equal to the margin on
FEES:                   Eurodollar Rate loans under the Revolving Facility on
                        the maximum amount which may be drawn thereunder shall be payable quarterly with respect to each Letter of Credit. A fronting fee of a percentage to be agreed of the maximum amount which may be drawn under each Letter of Credit shall be payable to the issuer of the Letter of Credit. In addition, certain customary fees assessed by the Issuing Lender shall be payable.





VOLUNTARY              The Facilities may be prepaid in whole or in part
PREPAYMENTS:           without premium or penalty (provided that loans bearing
                       interest with reference to the reserve adjusted
                       Eurodollar Rate shall be prepayable only on the last day of the related interest period unless the Company pays any related "broken funding" costs). Voluntary prepayments of the Term Facilities shall be applied to scheduled amortization payments on a pro rata basis.






MANDATORY              The Company shall make the following mandatory
PREPAYMENTS:           prepayments (subject to certain basket amounts to be
                       negotiated in the definitive Loan Documents):

                        1. Asset sales - prepayments in the amount of all of the net aftertax cash proceeds of the sale or other disposition of any property or assets of the Parent or its subsidiaries, other than net cash proceeds of sales or other dispositions of inventory and rental equipment in the ordinary course of business and other than sales of assets not exceeding, in the aggregate over the term of the Facilities, 5% of tangible assets (calculated, as of any date of determination, based on the then most recently delivered audited annual financial statements), payable no later than the first Business Day (subject, however, to a 180-day reinvestment period) following the date of receipt (with certain exceptions to be agreed);

                        2. Debt Offerings - prepayments in an amount equal to 100% of the net cash proceeds received from the issuance of debt of the Parent or its subsidiaries (with certain exceptions to be agreed), payable no later than the first Business Day following the date of receipt, provided, however, that such prepayment shall not be required to the extent that, after giving pro forma effect to the issuance of such debt, the senior leverage ratio is equal to or less than the then applicable senior leverage ratio covenant level less 0.5;

                        3. Pension Plan Reversions - prepayments in the amount of all proceeds received from any pension plan reversion, payable upon receipt; and

                        4. Extraordinary Receipts - prepayments in the amount of all Extraordinary Receipts (to be defined in the loan documentation and to exclude cash receipts in the ordinary course of business and with certain exceptions to be agreed), payable upon receipt.

                        All such prepayments shall be applied without penalty or premium (except for breakage costs, if any) to repay, first, outstanding loans under the Term Facilities as set forth in the next sentence and, second, outstanding loans (and to the permanent reduction of commitments) under the Revolving Facility. All mandatory prepayments shall be applied to scheduled amortization prepayments of the Term Facilities pro rata across the Term Facilities and on a pro rata basis within each such Facility; provided that any Lender under the Term Loan B Facility may, so long as there is a corresponding principal amount outstanding under the Term Loan A Facility, decline to accept any such prepayment, in which case the amount of such declined payment shall be applied to the prepayment of scheduled amortization payments of the outstanding Term A loans on a pro rata basis.

SECURITY:               The Facilities and each Guarantee will be secured by
                        first priority security interests in all assets, including without limitation, all personal property of the Parent and its subsidiaries (including, from and after the Merger, the Target and its subsidiaries
                        (except as otherwise agreed to by the Arranger)). In addition, the Facilities shall be secured by a first priority security interest in 100% of the stock of each subsidiary of the Parent (or, in the case of each subsidiary that is a CFC, 66% of the voting stock of such subsidiary) and all intercompany debt. All security arrangements shall be in form and substance satisfactory to the Arranger and the Administrative Agent.



REPRESENTATIONS AND     Customary and appropriate including, without limitation,
WARRANTIES:             due organization and authorization, execution, delivery
                        and enforceability of the Loan Documents, financial condition, no material adverse change, title to properties, liens, litigation, payment of taxes, no material adverse agreements, compliance with laws, environmental and ERISA matters, Year 2000 compliance, consents and approvals and full disclosure.

COVENANTS:              Customary and appropriate affirmative and negative
                        covenants, including, without limitation, financial covenants related to minimum interest coverage (to be set initially at 2.25:1.0), maximum senior debt/tangible assets (to be set initially at 1.0:1.0), maximum senior leverage (to be set initially at 3.0:1.0) and maximum total leverage (to be set initially at 4.5:1.0). Other covenants will include, without limitation, limitations on other indebtedness, liens, negative pledge, investments, guarantees, restricted junior payments
                        (dividends, redemptions and payments on subordinated debt), mergers and acquisitions, sales of assets, leases and transactions with affiliates, including exceptions and baskets to be mutually agreed upon, provided, however, that with respect to the Target and its subsidiaries, such covenants shall be applicable only from and after the date on which persons designated or approved by the Company shall constitute a majority of the board of directors of the Target. In addition, the Company shall use its best efforts to cause the Merger to occur as soon as practicable following consummation of the Tender Offer.

EVENTS OF DEFAULT:      Customary and appropriate including, without limitation,
                        failure to make payments when due, defaults under other agreements or instruments of indebtedness, noncompliance with covenants, breaches of representations and warranties, bankruptcy, judgments in excess of specified amounts, ERISA, impairment of security interests in collateral, invalidity of guarantees, and "changes of control" (to be defined in a mutually agreed upon manner).




CONDITIONS PRECEDENT    1.    Satisfactory Documentation. The definitive
TO INITIAL                    documentation evidencing the Facilities shall be
BORROWINGS:                   prepared by counsel to the Arranger and shall be
                              in form and substance satisfactory to the Arranger, the Administrative Agent and the Lenders.


                        2. Security. The Administrative Agent, for the benefit of the Lenders, shall have been granted perfected first priority security interests in all assets to the extent described above under the heading "Security" in form and substance satisfactory to the Arranger and the Administrative Agent, and the Administrative Agent shall have received such landlord waivers and access letters as the Arranger or the Administrative Agent shall have requested.

                        3. Environmental Matters. The Lenders shall have received reports and other information relating to the Parent and its subsidiaries (other than the Target and its subsidiaries) in form, scope and substance satisfactory to the Arranger and the Lenders concerning any environmental liabilities.

                        4. No Material Adverse Change. Since December 31, 1998, there shall not have been any material adverse change in or affecting the general affairs, management, prospects, financial position, shareholders' equity or results of operations of the Parent, the Company or the Target, together with their respective subsidiaries, taken as a whole.

                        5. No Disruption of Financial and Capital Markets. There shall not have been any disruption or adverse change in the financial or capital markets generally as set forth in Section 14(d)(i) of the Offer to Purchase (as hereinafter defined) or in the market for debt securities or loan syndications in particular, which the Arranger, in its judgment, deems material.

                        6. Financial Statements. The Lenders shall have received the audited financial statements for the Parent, the Company and the Target and their respective subsidiaries for the period ended December 31, 1998 and the unaudited financial statements for the most recently concluded monthly period for which statements have been prepared in the ordinary course (to the extent available, in the case of the Target) and such other financial information as the Arranger may reasonably request.

                        7. Consents and Approvals. All necessary governmental and third party approvals in connection with the Facilities, the transactions contemplated by the Facilities and otherwise referred to herein shall have been obtained and remain in effect, and all applicable waiting periods shall have expired without any action being taken by any applicable authority, and no law or regulation shall be applicable in the judgment of the Arranger that restrains, prevents or imposes materially adverse conditions upon the Tender Offer, the Merger or any of the financings contemplated hereby.

                        8. Payments of Amounts Due. All costs, fees, expenses (including, without limitation, legal fees and expenses and filing fees) and other compensation contemplated hereby payable to the Arranger, the Administrative Agent or the Lenders shall have been paid to the extent due.

                        9. Capital Structure: Related Agreements. All agreements relating to, and the corporate structure of, the Parent, the Company and (to the extent available) the Target and their respective subsidiaries, and all organizational documents of such entities shall be satisfactory to the Arranger.

                        10. Customary Closing Documents. All documents required to be delivered under the definitive financing documents, including customary legal opinions, corporate records and documents from public officials and officers' certificates, shall have been delivered.

                        11. Tender Offer. The Lenders shall be satisfied with the final terms and conditions of the Tender Offer, including, without limitation, the price per share and number of shares to be acquired, and with the proposed terms and conditions of the Merger; the Lenders shall be satisfied with all legal and tax aspects of the Tender Offer and the Merger; all documentation relating to the Tender Offer and the Merger, including, without limitation, the offer to purchase the Target Stock (the "OFFER TO PURCHASE"), shall be in form and substance satisfactory to the Lenders; and the Lenders shall be satisfied that any preferred stock purchase rights issued pursuant to any rights agreement are not then applicable to the Tender Offer or the Merger.

                        12. Consummation of the Tender Offer. The Tender Offer shall have been consummated in accordance with the terms of the Offer to Purchase, without any waiver or amendment not consented to by the Lenders of any term, provision or condition set forth therein, and in compliance with all applicable laws, and the Lenders shall be satisfied in their sole discretion that the restrictions in any applicable state takeover laws are not applicable to the purchase of the Company Stock or the Merger or that any conditions to avoiding the restrictions contained therein have been satisfied.

                        13. Ownership of Target Stock. All Target Stock owned by affiliates of the Company shall have been contributed to the Purchaser; all Target Stock held by the Purchaser shall be free and clear of any lien, charge or encumbrance; and the Lenders shall have a valid and perfected first priority security interest in such Target Stock.

                        14. Litigation. There shall exist no action, suit, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental instrumentality that could be reasonably likely to have a material adverse effect in or affecting the general affairs, management, prospects, financial position, shareholders' equity or results of operations of the Parent, the Company or the Target, together with their respective subsidiaries, taken as a whole, or the Tender Offer or the Merger or any of the Facilities.


                        15. Margin Regulations. All loans made by the Lenders and all other loans or extensions of credit made by other parties to the Company or any of its affiliates shall be in full compliance with the Federal Reserve's Margin Regulations, and the Company shall have delivered an appropriately completed Federal Reserve Form U-1 for each Lender.

                        16. Solvency. The Company shall have delivered certificates and letters, in form and substance satisfactory to the Lenders, attesting to the solvency of the Company, the Target and each Guarantor after giving effect to the transactions contemplated hereby, from the Company's chief financial officer and a nationally recognized valuation consultant satisfactory to the Arranger.

                        17. Use of Proceeds, etc. All proceeds of the initial borrowing under the Facilities shall have been used by the Company to finance the Tender Offer, to refinance certain other debt and to pay transaction fees and expenses; and the Lenders shall be satisfied with the terms and conditions of all surviving debt.



CONDITIONS TO ALL       The conditions to all borrowings will include
BORROWINGS:             requirements relating to prior written notice of
                        borrowing, the accuracy of representations and warranties, and the absence of any default or potential event of default, and will otherwise be customary and appropriate for financings of this type.




ASSIGNMENTS AND         The Lenders may assign all or, in an amount of not less
PARTICIPATIONS:         than $5 million, any part of their share of the
                        Facilities to affiliates or one or more banks, financial institutions or other entities that are eligible assignees (to be defined in the Loan Documents) which, in the case of assignments made by Lenders other than GSCP, are acceptable to the Administrative Agent, such consent not to be unreasonably withheld, and upon such assignment, such affiliate, bank, financial institution or entity shall become a Lender for all purposes of the loan documentation; provided that assignments made to affiliates and other Lenders shall not be subject to the $5 million minimum assignment requirement. The Lenders will have the right to sell participations, subject to customary limitations on voting rights, in their share of the Facilities.




REQUISITE LENDERS:      Lenders holding more than 50% of total commitments or
                        exposure under the Facilities, except that (x) any amendment which would disproportionately affect the obligation of the Company to make payment of the loans under the Revolving Facility or the Term Facility shall not be effective without the approval of holders of more than 50% of such class of loans and (y) with respect to matters relating to the interest rates, maturity, amortization, collateral issues and the definition of Requisite Lenders, Requisite Lenders will be defined as Lenders holding 100% of total commitments or exposure of the Facilities affected thereby.



TAXES, RESERVE          All payments are to be made free and clear of any taxes
REQUIREMENTS AND        (other than franchise taxes and taxes on overall net
INDEMNITIES:            income), imposts, assessments, withholdings or other
                        deductions whatsoever. Foreign Lenders shall furnish to the Administrative Agent appropriate certificates or other evidence of exemption from U.S. federal tax withholding. The Company will indemnify the Lenders against all increased costs of capital resulting from reserve requirements or otherwise imposed, in each case subject to customary increased costs, capital adequacy and similar provisions to the extent not taken into account in the calculation of the Base Rate or the Eurodollar Rate.


INDEMNITY:              Customary and appropriate provisions relating to
                        indemnity and related matters in a form reasonably satisfactory to the Arranger, the Administrative Agent and the Lenders.

GOVERNING LAW AND       The Company will submit to the non-exclusive
JURISDICTION:           jurisdiction and venue of the federal and state courts
                        of the State of New York and shall waive any right to trial by jury. New York law shall govern the Loan
                        Documents.


      The foregoing is intended to summarize certain basic terms of the Facilities. It is not intended to be a definitive list of all of the requirements of the Lenders in connection with the Facilities.

                                                                      SCHEDULE I


                           Indicative Pricing Grid (a)
                                 (basis points)

                     Revolving Facility and Term Loan A Facility                  Term Loan B Facility
----------------------------------------------------------------------------------------------------------------

Total Debt/          Eurodollar          Base Rate            Commitment          Eurodollar           Base Rate
EBITDA               Margin              Margin               Fee                 Margin               Margin
Ratio
----------------------------------------------------------------------------------------------------------------
Greater than         225.0               125.0                50.0                275.0                175.0
4.25:1
----------------------------------------------------------------------------------------------------------------

Greater than         200.0               100.0                50.0                250.0                150.0
3.75:1 and
less than or
equal to
4.25:1
----------------------------------------------------------------------------------------------------------------

Greater than         175.0               75.0                 37.5                250.0                150.0
3.25:1 and
less than or
equal to
3.75:1
----------------------------------------------------------------------------------------------------------------

Greater than         150.0               50.0                 37.5                250.0                150.0
2.75:1 and
less than or
equal to
3.25:1
----------------------------------------------------------------------------------------------------------------

Greater than         137.5               37.5                 25.0                250.0                150.0
2.25:1 and
less than or
equal to
2.75:1
----------------------------------------------------------------------------------------------------------------

Less than or         125.0               25.0                 25.0                225.0                125.0
equal to
2.25:1
----------------------------------------------------------------------------------------------------------------

(a) If the Facilities are rated below BB by Standard & Poor's Ratings Group or below Ba2 by Moody's Investors Service, Inc., the Eurodollar Margin and the Base Rate Margin increase by 25 basis points throughout the grid.